EXHIBIT 3.1


                            CERTIFICATE OF AMENDMENT
                       TO THE CERTIFICATE OF INCORPORATION
                            OF PREFERRED VOICE, INC.



         Preferred Voice, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

         FIRST:  That  Article  FOURTH  of  the  Corporation's   Certificate  of
Incorporation is amended to read in its entirety as follows:

                  FOURTH. The total number of shares of stock which the corporation shall have authority to issue is fifty million (50,000,000). The par value of each of such shares is One Tenth of One Cent ($.001). All such shares are of one (1) class and are shares of Common Stock.

         SECOND: That the foregoing amendment (the "Amendment") has been approved by the Corporation pursuant to a resolution of its Board of Directors and that thereafter, pursuant to a resolution of the Board of Directors, an annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of Amendment.

         THIRD: That the Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

         FOURTH: That this Certificate of Amendment shall become effective on the date and at the time this Certificate of Amendment is duly filed with and accepted by the Secretary of State of the State of Delaware.

         IN WITNESS WHEREOF this Certificate of Amendment has been executed for Preferred Voice, Inc., by William J. Schereck, its President, this 5th day of October, 2001.


                                             ------------------------------
                                             William J. Schereck, President